Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

July 13, 2021

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Donald Field Staff Attorney Office of Trade & Services

Re:	European Wax Center,Inc. Draft Registration Statement on Form S-1 Submitted May 7, 2021 CIK No. 0001856236

Dear Mr. Field:

We are submitting this letter on behalf of European Wax Center, Inc., a Delaware corporation (the “Company”), in response to the comments received in a letter from the Staff of the Commission (the “Staff”), dated July 12, 2021 (the “Comment Letter”), regarding the Company’s Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement on Form S-1 of the Company (the “Draft Registration Statement”), confidentially submitted with the Securities Exchange Commission (the “Commission”) on May 7, 2021.

We hereby submit in electronic form the accompanying Registration Statement on Form S-1 of the Company (the “Registration Statement”), together with Exhibits, marked to indicate changes from the Draft Registration Statement. The Registration Statement reflects the Company’s response to the comments received in the Comment Letter.

The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. References in the responses to page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

European Wax Center, Experts in Wax and Champions of Confidence, page 1

1.            We note that you include results and metrics here and throughout the filing for certain historical periods while not disclosing those same results and metrics for 2020. Please revise here and throughout the filing to include all historical periods including in graphics and charts, as appropriate.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 1-3, 6-9, 80, 100-102, 105-108 and 113 of the Registration Statement.

Donald Field

Securities and Exchange Commission

Division of Corporation Finance

July 13, 2021

Performance in 2020 and During the COVID-19 Pandemic, page 3

2.            You disclose that of your 52 new center openings in 2020, 87% of the openings came from your existing franchise base, reinforcing your network’s belief in the stability and future success of our brand. Please tell us whether these franchisees were under any obligation to proceed with store openings, whether to you or constructively as a result of obligations to lessors with whom they were obligated under lease agreements. To the extent such franchisees had these obligations, please tell us your basis for attributing their openings to their purported belief in the stability and future success of your brand.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s existing franchisees are under no obligation to the Company to proceed with opening additional centers unless they execute a new franchise agreement and pay a new franchise fee. The Company’s franchisees are generally not under obligations to third parties to proceed with new center openings at the time that they enter into new franchise agreements with us. The execution of a new franchise agreement and the payment of a franchise fee begins the process of obtaining location approval, leases, financing, and other steps that would result in franchisees becoming bound to third parties to proceed with new center openings. The Company attributes its belief that the opening of new centers by our existing franchisees reinforces our network’s belief in the stability and future success of our brand to the fact that our existing franchisees have no obligation to us or third parties to open additional centers prior to their choice to voluntarily enter into new franchise agreements with the Company.

Our Growth Strategies, page 8

3.            We note from your response to comment 2 that you consider estimated EBITDA figures for 2019 and 2020 to be a forward-looking non-GAAP financial measures. However, the figures do not pertain to future periods. Instead, they pertain to historical periods and are based on hypothetical amounts of revenue and expenses based on the more favorable performance of your mature stores as compared to your actual store base. Therefore, we believe you should revise to remove these figures.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 9 and 108 of the Registration Statement.

Use of Proceeds, page 64

4.            We note your response to our prior comment 8 and reissue in part. We note your disclosure that you intend to use a portion of the net proceeds contributed to EWC Ventures to repay a portion of your outstanding indebtedness. Please revise to quantify the amount of net proceeds which will be allocated to this purpose. Refer to Item 504 of Regulation S-K.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 67 of the Registration Statement.

Management’s Discussion & Analysis, page 77

5.            We note your revised disclosure regarding area representative rights. To the extent material, please clarify how many of these agreements you have entered into and describe any material terms, such as the duration of these agreements.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not believe that these agreements are material as the Company has one outstanding area representative agreement. The Company previously had 39 area representative agreements and, except for the one remaining area representative agreement, has either terminated its area representative agreements or entered into agreements to reacquire such area representative rights.

*             *             *

Donald Field

Securities and Exchange Commission

Division of Corporation Finance

July 13, 2021

If you have any questions regarding the Registration Statement or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3055.

Very truly yours,

/s/ Monica K. Thurmond

Monica K. Thurmond

cc:	Jennifer C. Vanderveldt Gavin M. O’Connor

European Wax Center, Inc.

John C. Kennedy
David E. Sobel

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Marc D. Jaffe
Ian D. Schuman
Alison A. Haggerty

Latham & Watkins LLP